Exhibit 99.1

UP Fintech Holding Limited Reports Unaudited Fourth Quarter 2020 Financial Results

BEIJING, China, March 26, 2021 — UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the fourth quarter and the year ended December 31, 2020.

“Continuous investment in our platform and innovative range of services drove robust financial performance for our Company in the fourth quarter of 2020,” stated Mr. Wu Tianhua, CEO and Director of UP Fintech. “Total revenues were US$47.2 million, a 136.5% increase from the fourth quarter of 2019, and were bolstered by healthy increases in commissions, interest income, and revenues derived from our corporate business. The profitability of our Company continued to improve as Non-GAAP net income attributable to UP Fintech in the fourth quarter was US$10.3 million,  29.7 times that of the fourth quarter of 2019 and total Non-GAAP net income attributable to UP Fintech for 2020 was US$22.3 million, a significant improvement from 2019’s loss of US$1.8 million.”

We added 44,000 funded accounts in the fourth quarter, 3.9 times the number of new funded accounts in the same quarter of last year; the total number of funded accounts more than doubled in 2020 to reach 258,700. Clients continued to entrust our Company with more of their assets; total account balance increased by US$5.0 billion in the fourth quarter and reached US$16.0 billion, an increase of 215.9% since the end of 2019. We continued to distinguish ourselves in the marketplace as we enhanced the functionality of our platform with expanded streaming of Level 2 market data for US equities and grey market for Hong Kong IPOs. Our strategy to develop our self-clearing capabilities also evidenced notable progress as a substantial number of our clients are now having their US cash equity trades cleared by Marsco Investment Corporation (“Marsco”).

Our corporate businesses continued to perform well. In the fourth quarter we participated in eight IPOs, of which we underwrote three. The growth in adoption of our ESOP system accelerated as we added 35 clients in the fourth quarter for a cumulative total of 124 clients. Our capabilities to serve corporate clients has already attracted a distinguished range of clients and we expect positive momentum going forward as more companies select our comprehensive service offering.

Financial Highlights for Fourth Quarter 2020

•                           Total revenues increased 136.5% year-over-year to US$47.2 million.

•                           Total net revenues increased 132.4% year-over-year to US$42.9 million.

•                           Net income increased to US$9.4 million from negative US$0.2 million in the same quarter of last year.

•                           Net income attributable to UP Fintech increased to US$8.5 million from negative US$0.6 million in the same quarter of last year.

•                           Non-GAAP net income attributable to UP Fintech increased to US$10.3 million, compared to US$0.3 million in the same quarter of last year.

Financial Highlights for Fiscal Year 2020

•                           Total revenues were US$138.5 million, a 136.1% increase from 2019.

•                           Total net revenues were US$128.4 million, a 135.3% increase from 2019.

•                           Net income increased to US$19.2 million from negative US$5.9 million in 2019.

•                           Net income attributable to UP Fintech increased to US$16.1 million from negative US$6.6 million in 2019.

•                           Non-GAAP net income attributable to UP Fintech increased to US$22.3 million from negative US$1.8 million in 2019.

Operating Highlights as of Year End 2020

•                           Total account balance increased 215.9% year-over-year to US$16.0 billion.

•                           Total margin financing and securities lending balance increased 101.0% year-over-year to US$2.0 billion.

•                           Total number of customers with deposits increased 128.4% year-over-year to 258.7K.

Selected Operating Data for Fourth Quarter 2020

	As of and for the three months ended
	December 31,	September 30,	December 31,
	2019	2020	2020
In 000’s
Number of customer accounts	649.0	975.6	1,104.1
Number of customers with deposits	113.2	214.7	258.7

In USD millions
Trading volume	21,799.6	62,810.7	65,449.4
Total account balance	5,051.6	10,915.7	15,956.9

Fourth Quarter 2020 Financial Results

REVENUES

Total revenues were US$47.2 million, up 136.5% from US$20.0 million in the same quarter of last year.

Commissions were US$25.2 million, up 244.5% from US$7.3 million in the same quarter of last year, driven by an increase in our user base and market activities.

Financing service fees were US$1.6 million, down 22.2% from US$2.0 million in the same quarter of last year, primarily due to lower interest rates.

Interest income was US$11.7 million, up 76.5% from US$6.6 million in the same period of last year. This was primarily due to an increase in consolidated account customers and margin activities.

Other revenues were US$8.7 million, up 118.7% from US$4.0 million in the same quarter of last year, primarily due to higher revenue from IPO distribution services.

Interest expense was US$4.3 million, an increase of 186.9% from US$1.5 million in the same quarter of last year as we have more consolidated account customers.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$36.3 million, an increase of 89.9% from US$19.1 million in the same quarter of last year.

Execution and clearing expenses were US$4.2 million, an increase of 362.7% from US$0.9 million in the same quarter of last year, due to an increase in the number of consolidated accounts as well as an increase in trading volume.

Employee compensation and benefits expenses were US$15.5 million, an increase of 47.3% from US$10.6 million in the same quarter of last year, primarily due to a headcount increase to accompany the rapid growth of the business.

Occupancy, depreciation, and amortization expenses were US$1.3 million, an increase of 11.9% from US$1.1 million in the same quarter last year, due to the increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$3.9 million, an increase of 102.6% from US$1.9 million in the same quarter last year, due to rapid user growth and expanded market data usage.

Marketing and branding expenses were US$6.5 million, an increase of 277.4% from US$1.7 million in the same quarter last year. This increase was derived from our continuous efforts to expand globally in accordance with our internationalization strategy, which has resulted in client base growth.

General and administrative expenses were US$4.8 million, an increase of 69.9% from US$2.8 million in the same quarter last year, primarily due to increased professional services expenses resulting from business expansion.

NET INCOME/LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net income attributable to UP Fintech was US$8.5 million, as compared to a net loss of US$0.6 million in the same quarter of last year. Net income per ADS — diluted was US$0.059, as compared to a net loss per ADS — diluted of US$0.004 in the same quarter of last year.

Non-GAAP net income attributable to UP Fintech, which excludes share-based compensation and impairment loss from equity investments, was US$10.3 million, as compared to a US$0.3 million non-GAAP net income attributable to UP Fintech in the same quarter of last year. Non-GAAP net income per ADS — diluted was US$0.071, as compared to a non-GAAP net income per ADS — diluted of US$0.002 in the same quarter of last year.

For the fourth quarter of 2020, the Company’s weighted average number of ADSs used in calculating diluted net income per ADS, was 144,502,750. As of December 31, 2020, the Company had a total of 2,121,539,851 Class A and B ordinary shares outstanding, or the equivalent of 141,435,990 ADSs.

Full Year 2020 Financial Results

REVENUES

Total revenues were US$138.5 million, representing an increase of 136.1% from US$58.7 million in 2019.

Commissions were US$77.6 million, a 190.8% increase from US$26.7 million in 2019, driven by an increase in our user base and market activities.

Financing service fees were US$6.6 million, down 17.0% from US$7.9 million in 2019, primarily due to lower interest rates.

Interest income was US$31.8 million, up 92.4% from US$16.5 million in 2019.This was primarily due to an increase in consolidated account customers and margin activities.

Other revenues were US$22.5 million, an increase of 199.2% from US$7.5 million in 2019. The increase was primarily due to higher revenue from IPO distribution services.

Interest expense was US$10.1 million, an increase of 146.3% from US$4.1 million in 2019 as we have more consolidated account customers.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$107.4 million, an increase of 65.8% from US$64.7 million in 2019.

Execution and clearing expenses were US$12.6 million, an increase of 401.9% from US$2.5 million in 2019, due to the increase in the number of consolidated accounts as well as an increase in trading volume.

Employee compensation and benefits expenses were US$50.0 million, an increase of 39.8% from US$35.8 million in 2019, primarily due to a headcount increase compared to 2019.

Occupancy, depreciation and amortization expenses were US$4.7 million, an increase of 32.6% from US$3.6 million in 2019, due to an increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$10.3 million, an increase of 58.9% from US$6.5 million in 2019. This increase was due to rapid user growth and expanded market data usage by our users.

Marketing and branding expenses were US$15.9 million, an increase of 123.4% from US$7.1 million in 2019. This increase was derived from our continuous efforts to expand globally in accordance with our internationalization strategy, which has resulted in client base growth.

General and administrative expenses were US$13.7 million, an increase of 48.5% from US$9.3 million in 2019. This increase was primarily due to business expansion and more professional services.

NET INCOME/LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net income attributable to UP Fintech was US$16.1 million, as compared to a net loss of US$6.6 million in 2019. Net income per ADS — diluted was US$0.111, as compared to a net loss per ADS — diluted of US$0.056 in 2019.

Non-GAAP net income attributable to UP Fintech, which excludes share-based compensation and impairment loss from equity investments, was US$22.3 million, as compared to a US$1.8 million non-GAAP net loss attributable to UP Fintech in 2019. Non-GAAP net income per ADS — diluted was US$0.154, as compared to a non-GAAP net loss per ADS — diluted of US$0.015 in 2019.

One of the significant subsidiaries of the Company, Tiger Brokers (NZ) Limited, has decided to change its functional currency after evaluation of the appropriateness of functional currency. The evaluation performed by the subsidiary took into account the nature and development of the business and was approved by its management and board of directors. The Company believes this change provides a more accurate view of both the subsidiary’s and the group’s business and results of operations. The financial impact of this change has been reflected in the financial statements for the year ended December 31, 2020.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2020, the Company’s cash and cash equivalents and term deposits were US$98.4 million, compared to US$125.0 million as of December 31, 2019.

Conference Call Information

UP Fintech’s management will hold an earnings conference call at 8:00 AM on March 26, 2021, U.S. Eastern Time (8:00 PM on March 26, 2021 Beijing/Hong Kong Time).

Participants may register for the conference call by navigating to: http://apac.directeventreg.com/registration/event/6867145

Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and registrant ID. The conference ID is: 6867145.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through April 2, 2021.

Dial-in numbers for the replay are as follows:

International: +61-2-8199-0299
Passcode:    6867145

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS — diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to UP Fintech Holding Limited as net loss or income attributable to UP Fintech Holding Limited excluding share-based compensation and impairment loss from equity investments. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation and impairment loss from equity investments. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation and impairment loss from equity investment has been and may continue to be incurred in our business and was not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; foreign and international regulations and policies and actions by foreign governmental or regulatory authorities that may affect our internationalization strategy; and governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

Clark S. Soucy

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of December 31,
	2019	2020
	US$	US$
Assets:
Cash and cash equivalents	59,408,555	79,652,897
Cash-segregated for regulatory purpose	317,915,092	867,946,754
Term deposits	65,601,207	18,698,143
Receivables from customers (net of allowance of nil and US$91,788 as of December 31, 2019 and December 31, 2020)	106,113,896	373,703,918
Receivables from brokers, dealers, and clearing organizations:
Related parties	185,047,211	764,318,932
Others	9,274,205	32,547,428
Financial instruments held, at fair value	14,881,240	562,536
Prepaid expenses and other current assets	8,020,192	11,214,430
Amounts due from related parties	3,484,434	3,576,949
Total current assets	769,746,032	2,152,221,987
Non-current assets:
Right-of-use assets	5,732,559	7,280,763
Property, equipment and intangible assets, net	9,535,541	9,693,034
Goodwill	2,421,403	2,421,403
Long-term investments	6,017,219	6,480,951
Other non-current assets	3,045,732	4,299,246
Deferred tax assets	12,561,461	11,368,967
Total non-current assets	39,313,915	41,544,364
Total assets	809,059,947	2,193,766,351
Current liabilities:
Payables to customers	512,481,679	1,696,164,267
Payables to brokers, dealers and clearing organizations:
Related party	53,774,882	218,574,120
Others	1,355,112	5,135,941
Accrued expenses and other current liabilities	16,881,957	27,138,201
Deferred income-current	697,330	844,558
Lease liabilities-current	2,401,566	3,514,592
Total current liabilities	587,592,526	1,951,371,679
Deferred income-non-current	1,552,595	1,565,843
Lease liabilities-non-current	3,440,092	3,692,701
Deferred tax liabilities	1,449,000	1,449,000
Total liabilities	594,034,213	1,958,079,223
Mezzanine equity:
Redeemable non-controlling interest of sponsored fund	3,084,122	—
Total Mezzanine equity	3,084,122	—
Shareholders’ equity:
Class A ordinary shares	17,772	17,944
Class B ordinary shares	3,376	3,376
Additional paid-in capital	285,767,622	291,827,379
Statutory reserve	724,008	2,663,551
Accumulated deficit	(73,704,745)	(59,579,495)
Treasury stock	—	(2,172,819)
Accumulated other comprehensive (loss)/income	(866,421)	2,927,192
Total equity	211,941,612	235,687,128
Total liabilities, mezzanine equity and equity	809,059,947	2,193,766,351

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended			For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$
Revenues:
Commissions	7,326,634	19,472,847	25,237,560	26,697,958	77,628,521
Interest related income
Financing service fees	2,030,324	1,656,407	1,579,264	7,926,766	6,576,622
Interest income	6,618,836	8,143,590	11,682,806	16,505,185	31,754,541
Other revenues	3,994,125	8,815,702	8,736,450	7,532,991	22,537,006
Total revenues	19,969,919	38,088,546	47,236,080	58,662,900	138,496,690
Interest expense	(1,513,329)	(2,900,990)	(4,341,848)	(4,101,528)	(10,102,290)
Total Net Revenues	18,456,590	35,187,556	42,894,232	54,561,372	128,394,400
Operating costs and expenses:
Execution and clearing	(900,255)	(3,882,200)	(4,165,559)	(2,519,238)	(12,645,113)
Employee compensation and benefits	(10,555,672)	(12,710,024)	(15,549,026)	(35,787,458)	(50,039,073)
Occupancy, depreciation and amortization	(1,138,710)	(1,188,225)	(1,273,780)	(3,572,260)	(4,735,881)
Communication and market data	(1,933,425)	(2,464,133)	(3,916,530)	(6,494,006)	(10,320,505)
Marketing and branding	(1,732,222)	(3,710,125)	(6,538,162)	(7,103,178)	(15,871,777)
General and administrative	(2,847,910)	(3,855,960)	(4,838,561)	(9,259,484)	(13,748,818)
Total operating costs and expenses	(19,108,194)	(27,810,667)	(36,281,618)	(64,735,624)	(107,361,167)
Other income/(expense):
Others, net	(622,289)	(128,036)	377,953	869,028	996,559
(Loss)/income before income tax	(1,273,893)	7,248,853	6,990,567	(9,305,224)	22,029,792
Income tax benefits/(expenses)	1,034,861	(1,459,705)	2,434,661	3,355,366	(2,850,547)
Net (loss)/income	(239,032)	5,789,148	9,425,228	(5,949,858)	19,179,245
Less:
Net income attributable to redeemable non-controlling interests	317,936	1,015,266	930,589	639,573	3,114,452
Net (loss)/income attributable to UP Fintech Holding Limited	(556,968)	4,773,882	8,494,639	(6,589,431)	16,064,793

Other comprehensive (loss)/ income, net of tax:
Unrealized gain on available-for-sale investments	—	—	41,149	—	41,149
Changes in cumulative foreign currency translation adjustment	2,592,364	987,879	2,106,619	(321,433)	3,752,464
Total Comprehensive income/(loss)	2,353,332	6,777,027	11,572,996	(6,271,291)	22,972,858

Net (loss)/income per ordinary share:
Basic	(0.000)	0.002	0.004	(0.004)	0.008
Diluted	(0.000)	0.002	0.004	(0.004)	0.007
Net (loss)/income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	(0.004)	0.034	0.060	(0.056)	0.114
Diluted	(0.004)	0.033	0.059	(0.056)	0.111
Weighted average number of ordinary shares used in calculating net (loss)/income per ordinary share:
Basic	2,114,715,062	2,114,362,687	2,120,016,218	1,751,784,176	2,117,904,025
Diluted	2,114,715,062	2,161,052,034	2,167,541,257	1,751,784,176	2,162,232,325

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended December 31, 2019				For the three months ended September 30, 2020				For the three months ended December 31, 2020
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited

		902,117	(1)			1,486,460	(1)			1,616,918	(1)
		—	(2)			—	(2)			150,978	(2)
Net (loss)/income attributable to UP Fintech Holding Limited	(556,968)	902,117		345,149	4,773,882	1,486,460		6,260,342	8,494,639	1,767,896		10,262,535

Net (loss)/income per ADS -diluted	(0.004)			0.002	0.033			0.043	0.059			0.071
Weighted average number of ADSs used in calculating diluted net (loss)/income per ADS	140,981,004			143,201,410	144,070,136			144,070,136	144,502,750			144,502,750

(1)         Share-based compensation.

(2)         Impairment loss from equity investments

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the year ended December 31, 2019				For the year ended December 31, 2020
		non-GAAP				non-GAAP
	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP
	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited

		4,062,600	(1)			6,054,612	(1)
		755,524	(2)			150,978	(2)
Net (loss)/income attributable to UP Fintech Holding Limited	(6,589,431)	4,818,124		(1,771,307)	16,064,793	6,205,590		22,270,383

Net (loss)/income per ADS -diluted	(0.056)			(0.015)	0.111			0.154
Weighted average number of ADSs used in calculating diluted net (loss)/income per ADS	116,785,612			116,785,612	144,148,822			144,148,822

(1) Share-based compensation

(2) Impairment loss from equity investments